COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

June 12, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Global Unconstrained Bond Fund (the “Fund”)

Post-Effective Amendment No. 225

File No. 2-99356; 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) on May 6, 2015 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Prospectus comments

Comment 1:	Please add share class ticker symbols to the Fund’s Class IDs on EDGAR when available.

Response:	Share class ticker symbols will be added to the Fund’s Class IDs on EDGAR when available.

Comment 2:	We note that the Fund may take short positions in the Principal Investment Strategies. If the Fund engages in short selling, please confirm supplementally that short selling expenses will be included, as appropriate, in the Fund’s Annual Fund Operating Expenses Table.

Response:	So confirmed.

Comment 3:	The Fund name includes the term “global” in it. Because this term triggers an informal policy on describing how the Fund will invest its assets in investments tied economically to a number of countries throughout the world, please add a 40% global test.

Response:	The following will be added to the Principal Investment Strategies:

Under normal circumstances, the Fund invests at least 40% of its net assets in foreign currency, and debt obligations and other Fixed Income Investments of or relating to foreign governments, as well as that of or relating to companies or other entities that: maintain their principal place of business outside the U.S.; have been formed under the laws of non-U.S. countries; trade their securities in a market located outside the U.S.; or conduct a substantial amount of business outside the U.S. The Fund considers an issuer or other entity to conduct a substantial amount of business outside the U.S. if it derives at least 50% of its revenue or profits from business outside the U.S. or has at least 50% of its sales or assets outside the U.S. This 40% minimum investment amount may be reduced to 30% if market conditions for these investments or specific foreign markets are deemed unfavorable.

Comment 4:	Within the Principal Investment Strategies, consider if there are any principal risks associated with investing in loan assignments or loan participations.

Response:	The following will be added to the Principal Risks:

Loan Assignment/Loan Participation Risk. If a bank loan is acquired through an assignment, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. If a bank loan is acquired through a participation, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation.

Comment 5:	With respect to the Small Account Policy for Broker-Dealer and Wrap Fee Accounts within the Buying, Selling and Exchanging Shares section, please confirm if shareholder notification is provided before a Fund can automatically redeem shares.

Response:	Confirmed; notification is provided to these accounts before a Fund automatically redeems shares.

Comment 6:	Consider removing or adding disclosure to Check Redemption Service (for Columbia Money Market Fund) within the Buying, Selling and Exchanging Shares section, as this service is not an option for the Fund.

Response:	The Columbia Family of Funds include a money market fund that shareholders of other Columbia Funds may exchange into for any number of reasons, including, for example, in response to adverse foreign market conditions impacting a Columbia foreign-investing fund. As such, the disclosure at hand is intended to make shareholders within the Columbia Family of Funds aware of the existence of the Columbia Money Market Fund and its related check redemption service. We have since added the marked disclosure below to note that shares of Columbia Money Market Fund are not available in the prospectus for the Fund.

Check Redemption Service (for Columbia Money Market Fund)

Class A and Class Z shares of Columbia Money Market Fund (which is not offered in this prospectus) offer check writing privileges. If you have $2,000 in Columbia Money Market Fund, you may request checks which may be drawn against your account. The amount of any check drawn against your Columbia Money Market Fund must be at least $100. You can elect this service on your initial application or thereafter. Call 800.345.6611 for the appropriate forms to establish this service. If you own Class A shares that were originally purchased in another Fund at NAV because of the size of the purchase, and then exchanged into Columbia Money Market Fund, check redemptions may be subject to a CDSC. A $15 charge will be assessed for any stop payment order requested by you or any overdraft in connection with checks written against your Columbia Money Market Fund account. Note that a Medallion Signature Guarantee may be required if this service is established after the account is opened.

Comment 7:	With respect to the fourth bullet point under Other Redemption Rules You Should Know, within the Buying, Selling and Exchanging Shares section, please explain if there is a limit on the amount of time redemption proceeds will be held.

Response:	Redemption proceeds are held as uncollected shares for ten calendar days from the purchase date. Uncollected shares will automatically release on the eleventh calendar day following the purchase date.

Comment 8:	With respect to the eighth bullet point under Other Redemption Rules You Should Know, within the Buying, Selling and Exchanging Shares section, please confirm if notification is provided to shareholders as to how to cure if their account falls below the Fund’s minimum initial investment requirement.

Response:	This item is applicable to Broker-Dealer and Wrap Fee Accounts only. Dealers are verbally notified prior to these account redemptions. We have since added the marked disclosure below as clarification.

For broker-dealer and wrap fee accounts: The Fund reserves the right to redeem your shares if your account falls below the Fund’s minimum initial investment requirement. The Fund will notify you broker prior to redeeming shares.

Statement of Additional Information comments

Comment 9:	Consider adding disclosure to Summary of 1940 Act Restrictions on Certain Activities within the Fundamental and Non-Fundamental Investment Policies section, explaining the 1940 Act restrictions of buying or selling physical commodities.

Response:	The following disclosure will be added:

Buy or sell physical commodities – The 1940 Act does not directly limit a Fund’s ability to invest directly in commodities. However, a Fund’s direct and indirect investments in commodities may be limited by the Fund’s intention to qualify as a RIC, and can limit the Fund’s ability to so qualify. One of the requirements for favorable tax treatment as a RIC under the Code is that a Fund derive at least 90 percent of its gross income from certain qualifying sources of income. Income and gains from direct commodities investments, and from certain indirect investments therein, do not constitute qualifying income for this purpose. A Fund that qualifies for an exclusion from the definition of a commodity pool under the CEA and has on file a notice of exclusion under CFTC Rule 4.5 is limited in its ability to use certain financial instruments regulated under the CEA (“commodity interests”).

Comment 10:	Please confirm that, if the Fund invests in credit default swaps (CDS) or total returns swaps (TRS), that the Fund, as it relates to coverage and segregation of Fund assets with respect to its CDS and TRS positions, is aware of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), SEC Concept Release Use of Derivatives by Investment Company under the Investment Company Act of 1940 (IC-29776), the staff’s related no-action letters and other published Staff interpretative materials (collectively, the SEC Publications).

Response:	The Fund is aware of the SEC Publications.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Kimberly Tavares at (617) 385-9771.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I

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